FORM N-8F


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


I.        General Identifying Information

1.        Reason  fund  is  applying  to   deregister   (check  only  one;   for
          descriptions, see Instruction 1 above):

          [  ]     Merger

          [X]      Liquidation

          [  ]     Abandonment of Registration
          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form).

          [  ]     Election  of  status  as  a  Business  Development  Company
          (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)


2.        Name of fund: Bank Fiduciary Fund - Fixed Income.


3.        Securities and Exchange Commission File No: 811-1996.


4.        Is this an initial Form N-8F or an  amendment  to a  previously  filed
          Form N-8F?

          [X]      Initial Application       [  ]     Amendment


5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code): c/o

                            New York Bankers Assn.
                            99 Park Avenue
                            New York, N.Y. 10016-1502

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:


          Ms. Elisa Legg
          Secretary/Treasurer
          c/o New York Bankers Association
          99 Park Avenue, New York, NY 10016
          (212) 297-1679



7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2].

          See answer to 6.


          Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.


8.        Classification of fund (check only one):

          [X]      Management Company;

          [  ]     Unit investment trust; or

          [  ]     Face-amount certificate company.


9. Subclassification if the fund is a management company (check only one):

          [X]      Open-end          [  ]    Closed-end


10. State law under which the fund was organized or formed (e.g. Delaware, Massachusetts): New York

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                 U.S. Trust of New York             Bankers Trust
                 114 West 47th Street               280 Park Avenue
                 New York, N.Y. 10036               New York, N.Y. 10017


12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: N/A


13.       If the fund is a unit investment trust ("UIT") provide:

          (a) Depositor's name(s) and address(es):

          (b) Trustee's name(s) and address(es):


14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

          [  ]     Yes      [X]      No

          If Yes, for each UIT state:
                  Name(s):

                  File No.: 811- _______

                  Business Address:

15.       (a)  Did  the  fund  obtain  approval  from  the  board  of  directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]    Yes      [  ]     No

                 If Yes,  state  the  date  on which the board vote took  place:
                 2/29/00


                 It has been standard practice for the Board of Directors and Shareholders to meet on the same day; hence, approval took place on the same date. The Bank Fiduciary Funds have received an exemption from the proxy requirements under the Investment Company Act.


                 If No, explain:

          (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]     Yes      [  ]      No

          If Yes, state the date on which the shareholder vote took place:
          2/29/00

          If No, explain:


II.       Distributions to Shareholders


16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [X]      Yes      [  ]     No

          (a)  If  Yes,   list  the   date(s)  on  which  the  fund  made  those
          distributions: 3/31/00; 4/28/00


          (b) Were the distributions made on the basis of net assets?

          [X]      Yes               [  ]    No

          (c) Were the distributions made pro rata based on share ownership?

          [X]      Yes      [  ]     No

          (d) If No to (b) or (c) above, describe the method of distributions to
              shareholders.  For  Mergers, provide the exchange   ratio(s)  used
              and explain how it was calculated:

          (e) Liquidations only:

              Were any distributions to shareholders made in kind?

          [  ]     Yes      [X]      No

             If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:


17.       Closed-end funds only: Has the fund issued senior securities?

          [  ]     Yes      [  ]     No

          If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.       Has the fund distributed all of its assets to the fund's shareholders?

          [X]      Yes      [  ]     No    All principal assets.

          If No,

          (a) How many shareholders does the fund have as of the date this form is filed? N/A

          (b) Describe the relationship of each remaining shareholder to the fund:


19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

          [  ]     Yes      [X]      No


          If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.      Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

          [X]     Yes      [  ]      No   Income balance


          If Yes,
          (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed: $23,981


          (b) Why has the fund retained the remaining assets? Anticipated expense of dissolution.

          (c) Will the remaining assets be invested in securities?

                  [  ]     Yes      [X]    No


21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

          [X]     Yes               [  ] No

          If Yes,

          (a) Describe the type and amount of each debt or other liability:

                     (a) Anticipated outstanding debts:

                      New York State Banking Department
                         examination fees                   $ 3,000
                      Kelly, Drye & Warren, attorneys         3,000
                      Withum, Smith & Brown, CPAs            14,000
                      New York State Corporation Tax            700


          (b) How does the fund intend to pay these outstanding debts or other liabilities? Cash on hand


IV.       Information About Event(s) Leading to Request For Deregistration

22.       (a) List the  expenses  incurred  in  connection  with the  Merger  or
              Liquidation: See item 21(a)

             (i)     Legal expenses:           $3,000

            (ii)     Accounting expenses:      $14,000

            (iii)    Other expenses (list and identify separately):

                      NYS Banking Department   $3,000


            (iv)     Total expenses (sum of lines (i)-(iii) above): $20,000

          (b) How were those expenses allocated? Estimated time of attorneys

          (c) Who paid those expenses? N/A -- to be paid out when completed.


              The Fund will pay for expenses incurred in connection with the liquidation.


          (d) How did the fund pay for unamortized expenses (if any)? N/A


23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

          [  ]     Yes               [X]     No

               If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


V.        Conclusion of Fund Business

24.       Is the fund a party to any litigation or administrative proceeding?

          [  ]     Yes               [X]     No

          If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:


25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

          [  ]     Yes               [X]     No

          If Yes, describe the nature and extent of those activities:


VI.       Mergers Only

26.       (a) State the name of the fund surviving the Merger:

          (b) State the Investment Company Act file number of the fund surviving the Merger: $11-______

          (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

          The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940, on behalf of Bank Fiduciary Fund - Fixed Income (Name of Fund), (ii) he or she is the Secretary-Treasurer (Title) of Bank Fiduciary Fund Fixed Income (Name of Fund), and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.


                                /s/ Elisa Legg
                                ----------------------------------
                                Name:  Elisa Legg
                                Title: Secretary/Treasurer